UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:	September 2006
Commission File Number:	000-49917
Attachments:	News Release dated September 11, 2006 Notice of Meeting and Record Dates

NEVADA GEOTHERMAL POWER INC.
(Translation of registrant's name into English)

900-409 Granville Street
Vancouver, British Columbia, Canada, V6C 1T2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes □	No ☒

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - __________

click here for printer-friendly PDF version

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEVADA GEOTHERMAL POWER INC.

/s/ Don J.A. Smith
Don J.A. Smith
Chief Financial Officer and Secretary

Date: January 5, 2007

Nevada Geothermal Power Inc.

Announces Hotter than Anticipated Temperatures at Blue Mountain

28A-14 Development Well - Higher Capacity; Hotter, Shallower

VANCOUVER, B.C. (September 11th, 2006) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) is pleased to announce preliminary results from the successful initial development well at Blue Mountain.  The well 28A-14 flowed at a high volume of super-heated water unassisted from depths between 2240 feet (683 metres) and 2815 feet (858 metres).  The temperature measured at the bottom of the well, exceeded expectations at 361°F (183°C). NGP is currently completing a 12-hour flow test to determine the well capacity and flow characteristics.

“We are delighted by the results at 28A-14, as this will be a high-volume geothermal well with a capacity greater than 5 MW.  The higher temperatures encountered at shallower depths than expected are highly encouraging.  These are the highest temperatures yet measured at Blue Mountain.” stated Brian Fairbank, CEO & President.  “If the next wells continue to encounter these high temperatures, it would result in higher average well capacities and lower costs.”

NGP will move the production drill rig 1500 feet (500 metres) south to well site 38-14 by mid September. At the new location, a 20-inch casing has already been set to 600 feet (183 metres). Comparatively high temperature conditions and boiling water were encountered.  The well is expected to yield similar results to 28A-14.

(See attached photo of 28A-14 flow test taken on Sunday, September 10, 2006 by clicking on the following link: http://www.ccnmatthews.com/docs/ngp0911.jpg).

About Nevada Geothermal Power Inc.

Nevada Geothermal Power Inc. is a renewable energy company exploring and developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable. NGP is committed to the geothermal industry and currently owns a 100% leasehold interest in the Blue Mountain, Pumpernickel, Black Warrior projects in Nevada and the Crump Geyser Project in southern Oregon.

Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO www.nevadageothermal.com

Investor Inquiries

Shelley Kirk

Nevada Geothermal Power Inc.

Telephone: 604-688-1553 X118

Toll Free: 866-688-0808 X118

Email: sfkirk@nevadageothermal.com

Tracy Weslosky or Fred Cowans

Managing Partners
Pro-Edge Consultants Inc.

Telephone: (416) 581-0177
Toll Free: (866) 544-9622 or
info@pro-edge.com
www.pro-edge.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Computershare Trust Company of Canada 510 Burrard Street, 3” floor Vancouver, BC V6C 3B9 Tel: 604.661.9400 Fax: 604.661.9401

September 21, 2006

Dear Sirs:

All applicable Exchanges and Commissions

Subject:

NEVADA GEOTHERMAL POWER INC.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject

Corporation:

1.

Meeting Type

2.

CUSIP/Class of Security entitled to receive notification

3.

CUSIP/Class of Security entitled to vote

4.

Record Date for Notice

5.

Record date for Voting

6.

Beneficial Ownership determination date

7.

Meeting Date

8.

Meeting Location

: Annual General Meeting : 641 27M1 05/CA64 1 27M 1 059/COMMON : 64127M105/CA64127M1059/COMMON : 25 Oct 2006 : 25 Oct 2006 : 25 Oct 2006 : 30 Nov 2006 : Vancouver, BC

Sincerely,

Brian Kim

Meeting Specialist

Client Services Department

Tel:

604.661.9400 Ext 4139

Fax:

604.661.9401

Last Version Mar06